Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form F-1 of our report dated May 4, 2018 (August 14, 2018 as to the convenience translation and August 28, 2018 as to the effect of the restatement related to revised revenue accounting policy described in Note 2), relating to the consolidated financial statements and financial statement schedule of X Financial and its subsidiaries and variable interest entities (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the translation of Renminbi amounts to United States dollar amounts as well as the restatement for the revised accounting policy on revenue recognition), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such prospectus.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
September 12, 2018